SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G
(Rule 13d-102)



INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 0)1


AMERICAN TOWER CORP.
------------------------------
(Name of Issuer)


CLASS A COMMON STOCK
---------------------------------
(Title of Class of Securities)


029912201
-----------------------
(CUSIP Number)


June 5, 1998
-----------------------------------------------------
Date of Event Which Requires Filing of this Statement


This Schedule is filed pursuant to Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]

Page 1 of 7 Pages

CUSIP No. 029912201              13G                     Page 2 of 6 Pages
----------------------------------------------------------------
1.  Name of reporting persons
S.S. or I.R.S. identification no. of above persons

Clear Channel Investments, Inc.
91-1883551
----------------------------------------------------------------
2. Check the appropriate box if a member of a group* (a)[ ] (b)[ ]
----------------------------------------------------------------
3.  SEC use only

----------------------------------------------------------------
4.  Citizenship or place of organization
         Nevada

----------------------------------------------------------------
                  5. Sole Voting Power

                       9,019,717
 Number of        -----------------------------
  shares          6. Shared Voting Power
 beneficially
 owned by              0
 each             -----------------------------
 reporting        7. Sole Dispositive Power
 person
 with                  9,019,717
                  -----------------------------
                  8. Shared Dispositive Power
                       0
---------------------------------------------------------------
9.  Aggregate amount beneficially owned by each reporting person
         9,019,717
----------------------------------------------------------------
10. Check box if the aggregate amount in row (9) excludes certain shares*
         [ ]
----------------------------------------------------------------
11. Percent of class represented by amount in row 9 6.35%
----------------------------------------------------------------
12. Type of reporting person
         CO

CUSIP No. 029912201              13G                     Page 3 of 6 Pages
Item 1(a). Name of Issuer:

AMERICAN TOWER CORP.

Item 1(b). Address of Issuer's Principal Executive Offices:

116 Huntington Avenue
Boston MA  02116

Item 2(a). Name of Person Filing:

Clear Channel Investments, Inc. ("Clear Channel")

Item 2(b). Address of Principal Business Office or, if None,
    Residence:

200 Concord Plaza
Suite 600
San Antonio, Texas 78216

Item 2(c). Citizenship:

Nevada

Item 2(d). Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e). CUSIP Number:

029912201

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a) [ ] Broker or Dealer  registered under Section 15 of the Act,
  (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
    Act,

  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

  (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

CUSIP No. 029912201              13G                     Page 4 of 6 Pages
  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
    Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

  (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

  (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership:

 (a) Amount beneficially owned: Clear Channel owns 9,019,717 shares of Class A Common Stock of the Issuer.

 (b) Percent of Class: 6.35%

 (c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct
   the vote: 9,019,717
   (ii) Shared power to vote or to direct
    the vote: 0
  (iii) Sole power to dispose or to direct the disposition of: 9,019,717
   (iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 029912201              13G                     Page 5 of 6 Pages
Item 5. Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another
   Person.

Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which
   Acquired the Security Being Reported on by the Parent Holding
   Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

   Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 029912201              13G                     Page 6 of 6 Pages
        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  March 3, 1999
   Signature:  /s/Randall T. Mays
   Name/Title: Randall T. Mays,
               Executive Vice President/Chief Financial Officer